Exhibit 99.1

Above Food Ingredients Inc. Secures $20 Million Strategic Investment via Convertible Note from Web3 Powerhouse Aqua 1 Foundation — a Key Backer of the Trump-Founded crypto venture World Liberty Financial

Regina, SK — Wednesday, September 4, 2025 — Above Food Ingredients Inc. (NASDAQ: ABVE) (“Above Food” or the “Company”) today announced the successful closing of a convertible note financing round with strategic investor Aqua 1 Foundation (“Aqua 1”), a leading force at the forefront of Web3 innovation and decentralized finance (DeFi).

As of June 2025, Aqua 1 has become the largest investor in World Liberty Financial, following its USD 100 million strategic investment into the decentralized finance platform and its flagship USD1 stablecoin, founded by Donald J. Trump and his family.

The investment marks a pivotal milestone in the company’s high-velocity scaling and accelerated growth strategy. This partnership brings together robust capital backing, along with next-generation digital infrastructure to advance Palm Global’s initiatives in asset tokenization and stablecoin deployment.

Aqua 1’s $20 million investment, priced at a conversion rate of $2.50 per share, reflects deep conviction in Palm Global’s mission to redefine global finance and emerge as the dominant force in tokenization, stablecoin issuance and CBDC infrastructure. Aqua 1 recognizes the transformative potential of Palm Global’s Palm Promax Investment partnership, including its tokenization of $1.5 trillion in AA+ and AAA-rated sovereign assets, its gold-backed stablecoin underpinned by $350 billion in U.S.-based gold reserves, and its proprietary trading platforms for real-world asset-backed investment products.

Beyond its financial commitment, Aqua 1’s Abu Dhabi entity, Aqua Labs Investment, will integrate its cutting-edge blockchain, Web3 tokenization, RWA, and stablecoin technologies into Palm Global’s ecosystem, becoming the exclusive technology partner in this relationship.

This transformative collaboration is designed to deliver unprecedented scalability and operational efficiency across Palm Global’s digital currencies, stablecoins, investment products, and trading platforms. It will also significantly strengthen Palm Global’s digital infrastructure, opening new pathways for global market expansion and firmly positioning the Company at the forefront of next-generation financial innovation.

Peter Knez, Chairman and CEO of Palm Global, commented:

“This strategic investment and partnership mark a defining inflection point in Palm Global’s rapid evolution. By joining forces with Aqua 1 Foundation, we are not merely securing capital – we are acquiring transformative digital infrastructure that accelerates our mission to become the world’s leading provider of tokenized, asset-backed fixed-income funds, stablecoins, investment platforms, and central bank digital currency frameworks.

In a saturated landscape of specialist technology providers, our partnership criteria and selection process are uncompromising - we seek only those who mirror our ambition, innovation at scale, and share a global vision for transformative impact. Aqua 1 emerged from a rigorous diligence process as a true trailblazer in Web3 and crypto, with demonstrable credibility across strategic markets, including the Middle East and beyond. Its leadership role in the Trump-affiliated World Liberty Financial initiative further underscores its global reach and influence within the evolving tokenized finance ecosystem.

This collaboration is a major accelerant toward our creation of a revolutionary Web3 and DeFi platform, anchored by the launch of the world’s largest gold-backed stablecoin. We are not simply introducing a digital asset - we are engineering a globally recognized reserve currency. With 15 nations already committed to adopting our stablecoin as official state currency, this partnership unlocks additional sovereign-scale opportunities and propels us toward redefining the future of digital finance.”

Dave Lee, Founding Partner and CEO of Aqua 1 Foundation, commented:

“Palm Global’s bold and meticulously engineered vision for tokenized finance, stablecoin infrastructure, and central bank digital currencies aligns perfectly with Aqua 1’s mission to democratize access to blockchain-powered ecosystems. This partnership is not merely synergistic - it is catalytic, and we believe it will set a new benchmark for sovereign-grade digital innovation.

As a major token-holder and strategic partner in the Trump Family’s World Liberty Financial initiative, Aqua 1 has been at the forefront of some of the most ambitious blockchain ventures on the global stage. Yet I can say with absolute conviction that the scale, clarity, and geopolitical relevance of Palm Global’s roadmap eclipses anything we’ve encountered. Their commitment to tokenizing multi-trillion dollar sovereign assets and launching a gold-backed stablecoin is not only unprecedented, but also perfectly timed for the seismic global shift toward digital monetary systems.

Palm Global is not merely building financial products – it is architecting a new globally recognized digital reserve currency. With 15 nations already committed to adopting its stablecoin as official state currency, this initiative is rapidly evolving from visionary concept to global infrastructure. Aqua 1 is honored to serve as a strategic investor and tech partner in this transformation, and we are fully committed to deploying our advanced Web3 technologies to help scale this platform across borders, institutions, and sovereign economies worldwide.”

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an agricultural and food technology company whose vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, Above Food delivers sustainably produced proprietary functional ingredients to businesses and consumers globally.

About Palm Global

Palm Global is a next-generation innovator in financial inclusion, agri-tech, and sustainability, operating out of San Francisco, Dubai, Hong Kong, and Singapore. Utilizing AI, blockchain, and decentralized finance (“DeFi”) technologies. Palm Global delivers scalable solutions that drive economic empowerment and financial access for millions of farmers across Africa, Southeast Asia, and the Americas. By facilitating access to credit, insurance, and advanced agricultural technologies, through its platforms and super-apps, Palm Global supports sustainable growth and food security at scale. Through strategic partnerships with governments, global institutions, and NGOs, Palm Global is accelerating the adoption of digital solutions that transform global agriculture and strengthen financial resilience in underserved markets. The Palm Global website is available at www.palmglobal.ai

About Aqua1 Foundation

Aqua1 Foundation is a Web3-native fund based in UAE with a global outlook. Driven by professionalism, stability, and innovation, Aqua1 focuses on both primary market investments and secondary asset management in the Web3 sector. We are seeking the next generation of early-stage startups in fields such as infrastructure, financial protocols, and user applications. Within the secondary market, our objective is to deliver stable returns to asset holders and act as a key enabler of liquidity and growth for crypto assets. We are not only a capital provider, but an ecosystem co-builder. We partner with industry founders, advancing with the times.

Learn more at https://www.aqua1.foundation/

Follow updates at https://x.com/aqua1fndn

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions.

Forward-looking statements represent current judgments about possible future events, including, but not limited to statements regarding expectations or forecasts of business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to the proposed transaction between Above Food and Palm Global, such as statements regarding the combined operations and prospects of Above Food and Palm Global, the current and projected market, growth opportunities and synergies for the combined company, the expected composition of the management and board of directors of the combined company, the expected trading of the combined company on the Nasdaq, the filing and approval of the Registration Statement and the Prospectus, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto.

Factors that could cause actual events to differ include, but are not limited to:

•	all conditions to the proposed transaction being met, including Above Food and Palm Global agreeing to a form of plan of arrangement, as well as other conditions set forth in the definitive merger agreement;
•	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of Above Food and Palm Global and of the combined company and product launches of such businesses and companies;

•	Above Food’s inability to file or make effective the Registration Statement or the final Prospectus with the respective regulators;
•	Above Food, Palm Global and the combined company’s compliance with, and changes to, applicable laws and regulations;
•	Above Food and the combined company’s ability to list the common shares of the combined company on Nasdaq;
•	the ability to successfully integrate the businesses of Above Food and Palm Global after the completion of the proposed transaction;
•	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all; and
•	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction.

Forward-looking statements are based on the current expectations of Above Food's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by Above Food with the United States Securities and Exchange Commission (“SEC”), which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

It is possible that the Merger may not occur on the terms provided herein or in the Merger Agreement, on the expected timing or at all. In the event that the Merger is terminated Above Food may be liable to pay a termination fee to Palm Global, subject to the precise terms of the Merger Agreement.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also available free of charge on Above Food's website at https://abovefood.com or by contacting Above Food's Investor Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com